Mail Stop 3561

June 16, 2006

Mr. Donald Peay
World Trophy Outfitters, Inc.
4245 Production Court
Las Vegas, NV 89115

> **Re: World Trophy Outfitters, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **File No. 333-128532**
> **Filed on May 15, 2006**

Dear Mr. Peay:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   Please ensure that all of your financial information and related disclosures are updated to the most recent practicable date in any subsequent amendment

Risk Factors, page 4

2.   The staff notes that there appears to be some confusion regarding our prior comment 2. The staff read your "and" in the conjunctive to indicate that, in addition to your describing material risks, you were also describing other risks

which you knew of, but were not material. Accordingly, please revise your disclosure to state that you are describing all material risks that relate specifically to your company.

3.   We note your response to comment 3. Please revise to indicate the amount of your working capital.

Use of Proceeds, page 9

4.   We note your response to our prior comment 8 where you indicate that the product development, office supplies and travel cost expenses will be funded with your revenues.   Please address whether your revenue stream will be adequate to fund these expenses. We note that you have had negative cash flows from operations. We may have further comment.

Our Marketing and Advertising Plan, page 13

5.   The staff notes your response to our prior comment 12 and understands your position. However, we continue to believe that more information is warranted here. For example, what contacts will Mr. Peay reach out to, what is the source of his relationship with these contacts, why does he believe that these contacts will want these services and how will he contact them – phone, direct mail, etc.

Sources and Availability of Hunting Packages, page 15

6.   In your response to our prior comment 15 you indicate that you receive email confirmations as opposed to written contracts for your purchased hunts. Please incorporate this into your disclosures.

Distribution, page 15

7.   We partially reissue our prior comment 17. Please provide additional disclosure about how the company engages its clients and delivers its services to them.

Liquidity and Capital Resources, page 20

8.   We reissue our prior comment 26. Please expand your _discussion_ of the items that impacted your cash flow from operations during the relevant periods. In this respect the staff is looking for more specific disclosures of the company's expenditures and receipts during the relevant periods.

9.   The staff reissues its prior comment 27. Please revise to indicate the financing activities through the latest interim financial statements.

Accounting comments

Management's Discussion and Analysis or Plan of Operation, page 16

10.   We do not see where you have responded to our prior comment 22; therefore, we
        are reissuing our comment. We note the revised table on page 17 lists 15 hunts
        sold as of May 11, 2006. Please revise your table to reconcile your licenses sold
        (or hunting packages sold) and acquisition cost to revenues and cost of sales for
        each period for which a statement of operations is presented.

11.   We note that you recognized $5,000 in consulting services revenue. You
        disclose, "Since Mr. Peay is not taking a salary, this revenue was generated at
        nominal expense." Based on your statement of stockholders equity, it appears
        you have not recorded the value of these services as both cost of sales and
        contributed capital. Please advise or revise.

Financial Statements

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, F-7

12.   Please revise your policy disclosure for consulting services to address each of the
        four criteria described in SAB 104. Disclose the significant terms and conditions
        related to your consulting services, including any customer acceptance provisions
        and other post-delivery obligations (e.g. providing your customers with future
        services, etc.). Revise MD&A accordingly.

13.   We reviewed your response to our prior comment 42. Your response did not
        address our entire comment, thus the comment will be reissued in part. In
        addition to our comments above related to your consulting services, provide a
        detailed discussion of the applicability of EITF 00-21, *Revenue Arrangements
        with Multiple Deliverables,* and how your accounting treatment is consistent with
        this guidance.

Other Regulatory

14.   Please note the updating requirements for the financial statements as set forth in
        Item 310(g) of Regulation S-B and provide a current dated consent of the
        independent accountants in any amendments.

Part II

Recent Sales of Unregistered Securities, page II-1

15.   We note your response to comment 46. As previously requested, you must indicate the specific exemptions relied upon and indicate the facts relied upon to make each exemption available for the noted transactions. We may have further comment.

16.   We note your statement that "the investors represented that they were accredited and sophisticated …." The company must make the determination that they were accredited and sophisticated. Revise as appropriate.

Undertakings, page II-2

17.   Please revise to provide the exact required undertakings set forth in Item 512(a) of Regulation S-B.

Signatures

18.   Revise to provide the following statement on the signature page in the appropriate location: In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated. See Signatures section of Form SB-2.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the accounting comments may be directed to Brian Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: Eric Robinson
        Fax: (801) 521-7965